Caledonia Mining Appoints New Director

Toronto, Ontario – May 15, 2012:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCQX: CALVF, AIM: CMCL) is pleased to announce the appointment of Mr. Richard Patricio as a Non-Executive Director of Caledonia with immediate effect.

Mr. Patricio is Vice President Legal and Corporate Affairs at Pinetree Capital Ltd. (“Pinetree”), a Toronto-based resource-specialist investor and long-standing shareholder in Caledonia. Pinetree holds approximately 10.1% of the issued shares of Caledonia.

Mr. Patricio currently holds directorships with several Canada-based publicly quoted resource companies. He previously practiced law at Osler Hoskin & Harcourt LLP in Toronto, and worked as in-house General Counsel for Teknion Corporation.  Mr Patricio is also currently Vice-Pesident Corporate & Legal Affars of Mega Uranium Ltd. and Brownstone Ventures Inc.

Commenting on Mr. Patricio’s appointment, Stefan Hayden, Caledonia’s President and Chief Executive Officer, said: “I am delighted to welcome Richard Patricio to Caledonia.  I am confident that, with his perspective and experience, he will be a valuable addition to the Caledonia Board.”
Mr. Richard J. Patricio, aged 38, is currently a director of the following companies:
•	X-Terra Resources Corporation
•	Dejour Energy Inc.
•	U308 Corp.
•	Mega Precious Metals Inc.
•	Terreno Resources Corp.
•	Mooncor Oil & Gas Corp.
•	Energy Fuels Inc.

Within the last 5 years, Mr. Patricio has been a director of the following companies:
•	Quetzal Energy Ltd.
•	Titan Uranium Inc.

Save as set out in this announcement, there are no further matters to be disclosed under paragraph (g) of Schedule 2 of the AIM Rules for Companies.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Josh Royston /Beth Harris/Terry Garrett Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com
Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com